UNITED STATES
                          SECURITIES EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                    SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No._______)*

                             MacDermid, Incorporated
                                 (Name of Issuer)

                                  Common Stock
                           (Title of Class of Securities)

                                   554273 10 2
                                  (CUSIP Number)

          John L. Cordani, Corp. Sec'y. MacDermid, Incorporated, 245
             Freight Street, Waterbury, CT  06702, (203) 575-5700
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 1, 1997
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of rule 13d-
1(b)(3) of (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.554273 10 2                               Page 2 OF 5 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Thomas M. Leever
         ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [  ]          (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
    72,898

8.  SHARED VOTING POWER
    442,569

9.  SOLE DISPOSITIVE POWER
    72,898

10. SHARED DISPOSITIVE POWER
    442,569


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     515,467

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%

14.  TYPE OF REPORTING PERSON*
     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D                                       Page 3 of 5 Pages

Item 1.  Security and Issuer
  Common Stock  MacDermid, Incorporated
  Principal Officers:
  Harold Leever, Chairman of the Board
  Daniel H. Leever, President and Chief Financial Officer
  Arthur J. LoVetere Jr., Vice President and Chief Financial
  Officer
  Address:  245 Freight Street, Waterbury, CT  06702

Item 2.  Identity and Background
  a.  Name  Thomas M. Leever
  b.  Business address  245 Freight Street, Waterbury, CT  06702
  c.  Principal Occupation   Vice President of MacDermid,
      Incorporated, 245 Freight Street, Waterbury, CT 06702
  d. Mr. Leever has not been convicted in a criminal proceeding during the past five years.
  e. Mr. Leever has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to federal or state securities laws during the last five year.
  f.  Citizenship - United States

Item 3.  Source and Amount of Funds or Other Consideration
  Mr. Leever was made a co-trustee of a
  revocable trust, which holds 428,712 shares of common stock, in which Harold Leever is the settlor. No funds were involved in the action. Other shares beneficially owned have been acquired over several years through gifts, use of personal funds or through MacDermid, Incorporated employee benefit and long-term incentive plans.

Item 4.  Purpose of Transaction
  Mr. Thomas M. Leever has no plan and has made no proposal in connection with the transaction which would result in (a) the acquisition of additional securities or disposition of securities of the issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
  (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter or bylaws or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of securities of the issuer becoming eligible for termination of registration pursuant to
  Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

                                                        Page 4 of 5 Pages

2318 Item 5.  Interest in Securities of the Issuer
  a.   Aggregate number of shares beneficially owned -   515,467
       Percentage of class                                 6.3%

  b.  Number of shares beneficially owned with:
      Sole voting power      -  72,898
      Sole dispositive power -  72,898

  Voting and dispositive power with respect to 428,712 shares is shared as co-trustee with Bank of Boston Corporation (100 Federal Street, Boston MA 02110) and Mr. Daniel H. Leever, President and Chief
  Executive officer of MacDermid, Incorporated, whose business address is 245 Freight Street, Waterbury, CT 06702.
  Mr. Daniel H. Leever has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to federal or state securities laws during the last five years. Mr. Daniel H. Leever is a citizen of the United States.

  Voting and dispositive power with respect to 13,857 shares, held by The Leever Foundation, a charitable trust, is shared as co-trustee with Mr. Thomas M. Leever.

  c. During December, 1996, Mr. Harold Leever made gifts from the revocable trust in which Messrs. Thomas M. Leever and Daniel H. Leever are co-trustees with the Bank of Boston. The gifts include 3,357 shares donated on December 19, 1996 to The Leever Foundation. On December 24, 1996, an aggregate of 8,936 shares were transferred by gift to certain family members.

  On December 24, 1996, Mr. Daniel H. Leever and his spouse each received 609 shares and each of his two sons received
  620 shares as gifts from Mr. Harold Leever.  On
  December 27, 1996, Mr. Daniel H. Leever and his spouse transferred as gifts 609 shares to The Leever Foundation. The sons' shares are held in trust by Mr. Daniel H. Leever.

  On December 24, 1996, Mr. Thomas M. Leever and his spouse each received 609 shares as gifts from Mr. Harold Leever. On
  December 27, 1996, Mr. Thomas M. Leever and his spouse transferred as gifts 1,218 shares to The Leever Foundation.

  During the 60 days which ended December 31, 1996, there were allocated 28, 134, and 65 shares to the accounts of Messrs.
  Harold Leever, Daniel H. Leever and Thomas M. Leever, respectively, under the terms of the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan.

  d. No persons, other than those disclosed above, have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of beneficially owned securities.

  e.  Not applicable.

                                                 Page  5 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Both Mr. Thomas M. Leever and Mr. Daniel H. Leever are sons of Mr. Harold Leever, the Settlor of the revocable trust. On April 7, 1988, MacDermid, Incorporated has entered into an agreement with Mr. Harold Leever that up to the greater of $522,988 or the then face amount of a life insurance policy held by MacDermid on Mr. Harold Leever's life will be used to purchase a portion of his MacDermid shares upon his death. The total purchases to be made are not to exceed the total of the state and federal estate taxes and funeral and administration expenses of Mr. Leever's estate. The price per share of such purchase is to be the market price at the time of death. No other contracts, arrangements or understandings exist.

Item 7.  Material to Be Filed as Exhibits.
  A Stock Purchase Agreement between MacDermid, Incorporated and
  Harold Leever dated April 7, 1988.


Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 29, 1997         /s/ Thomas M. Leever
                                    Thomas M. Leever

                                                 Exhibit 7a

     THIS AGREEMENT made this 7th day of April, 1988, by and between HAROLD LEEVER, of Bethlehem, Connecticut ("Shareholder"), and MACDERMID, INCORPORATED, a Connecticut corporation with its primary business office located at 50 Brookside Road, Waterbury, Connecticut (the "Company"), and constituting an amendment and restatement of the earlier agreement between the parties dated October 7, 1982.

     WHEREAS, Shareholder owns two hundred two thousand three hundred ten (202,310) shares of common stock of the Company and contemplates he will continue to own a substantial number of such shares; and

     WHEREAS, the shares of the Company's stock owned by Shareholder represent a substantial portion of Shareholder's assets and upon his death, a portion of such shares may have to be sold to raise funds for the payment of taxes and expenses due from his estate ("Shareholder's Estate"); and

     WHEREAS, the Company wishes to provide for the Purchase of shares of its stock for use in its employee stock ownership and profit sharing plans and for other business purposes.

     NOW, THEREFORE, in consideration of the foregoing and the promises herein contained, the parties hereto agree as follows:

     1. Obligation to Purchase. The Company agrees to purchase, and Shareholder agrees to sell, upon Shareholder's death, that number of shares of the Company's common stock provided in Paragraph 3 hereof at the price per share specified in paragraph 2 hereof, all in accordance with the terms and provisions of this Agreement.

     2. Price per Share and Time of Payment. The purchase price per share shall be the average between the (I) mean between the high and low bid price per share of the Company's stock on the date of the death of the Shareholder and (ii) mean between the high and the low bid price on the date that the stock is actually tendered for sale. The prices to be used are those of the Company's common stock as reported on the NASDAQ, or other comparable national system or securities exchange. In the event that there are no bids for the stock on either of the above dates, then comparable bids for the last preceding business day on which there have been bids shall be utilized. Shareholder's legal representative(s) may tender the stock for purchase at any time after sixty (60) days from the date of Shareholder's death. The Company shall pay for the stock in cash within ten (10) days after the same has been tendered. The stock may be tendered at one or more times with the above formula to be adjusted as necessary to reflect the bid price at the time of the tender in question; provided that the Company shall not be required to purchase any stock tendered more than three years after the date of Shareholder's death.

     3. Aggregate Limitation on Shares Purchased. The aggregate purchase price under this Agreement shall be the greater of $522,988.00 or the then face amount of the life insurance policy held by the Company on the life of the Shareholder ("Policy"), but in either case not to exceed the amount which would qualify as a distribution in full payment in exchange for the stock so redeemed pursuant to the provisions of Section 303 of the Internal Revenue Code as the same may from time to time be amended, with the Company to make such payment using the proceeds available from the Policy with any balance to be paid from the Company's general funds and with the number of shares to be determined by dividing the fair market value per share as determined under paragraph 2 above into such aggregate purchase price. The Company may rely upon any statement of the Shareholder's legal representative(s) to the effect that the stock tendered for purchase hereunder does not exceed the amount which would qualify as a distribution pursuant to the applicable provision of Section 303 of the Internal Revenue code.

     4. Construction. This Agreement shall be construed according to the laws of the State of Connecticut.

     5. Benefit. This Agreement shall be binding upon and shall operate for the benefit of the parties hereto and their respective heirs, executors and assigns. Shareholder intends to include in his last Will and Testament, and any applicable trust agreements, appropriate provisions referring to the within Agreement and authorizing and directing his executors and/or trustees to carry out the terms thereof. Failure to include such provisions, however, shall not affect the rights or obligations of any party to this Agreement.

     IN WITNESS WHEREOF, the parties have set their hands and seals at Waterbury, Connecticut, the day and year first above written.

Signed, sealed and delivered
   in the presence of:

/s/ Angela Martin                  /s/ Harold Leever
                                   Harold Leever

/s/ Edna L. Petrucelli

                                   MACDERMID, INCORPORATED

/s/ Carl E. Landon                 By /s/ Arthur J. LoVetere
                                       Arthur J. LoVetere
/s/ Lenae Young                        Its President